FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Alithya Group inc. (the “Company” or “Alithya”)
1100 Robert-Bourassa Boulevard
Suite 400
Montreal (Québec) H3B 3A5

Item 2 Date of Material Change

February 9, 2024

Item 3 News Release

The news release with respect to the nature and substance of the material change was issued on January 30, 2024 through the facilities of Cision and subsequently filed under the Company’s corporate profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Item 4 Summary of Material Change

On January 30, 2024, the Company announced it had given formal notice of its intention to voluntarily delist its Class A subordinate voting shares (“Class A Shares”) from the Nasdaq Capital Market (“Nasdaq”).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On January 30, 2024, the Company announced having given formal notice of its intention to voluntarily delist its Class A Shares from Nasdaq, noting that the delisting from Nasdaq was not affecting the Company’s listing on the Toronto Stock Exchange (“TSX”), which was maintained.

The Company indicated that it believed that the limited benefits derived from being dual-listed no longer justified the additional expenses and administrative efforts associated with maintaining the Nasdaq listing, especially given Alithya's listing on the TSX. The Company also indicated it believed the TSX provides the Company’s shareholders with sufficient liquidity, and the cost savings from the elimination of Nasdaq listing fees and associated professional fees, as well as the savings in time and effort of management required to maintain a dual listing, can be redirected to further advancing the business of the Company.

On February 9, 2024, the Company filed a Form 25 with the Securities and Exchange Commission (“SEC”) and the Class A Shares ceased trading on Nasdaq. Following delisting from the Nasdaq, Alithya’s shareholders will continue to be able to trade their Class A Shares on the TSX. The Company’s reporting obligations under applicable U.S. federal securities laws will also continue after the delisting from the Nasdaq. Following satisfaction of the relevant deregistration conditions under applicable U.S. federal securities laws, including that the Company continues to file periodic reports with the SEC for at least 12 months following delisting with Nasdaq, the Company intends to deregister under the Securities Exchange Act of 1934, as amended.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

For further information, please contact Claude Thibault, Chief Financial Officer, at (514) 285‑5552.

Item 9 Date of Report

February 9, 2024

Caution regarding forward-looking statements

This material change report contains statements that may constitute forward-looking statements within the meaning of applicable securities laws, including, without limitation, the Company’s delisting from Nasdaq and deregistration of the Company’s Class A Shares, and the anticipated duration of time the Company will continue file periodic reports with the SEC. Statements in this material change report that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the potential future growth of Alithya and its capital requirements represent forward-looking statements.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Forward-looking statements contained in this material change report are qualified by these cautionary statements and are made only as of the date of this material change report. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.